Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended
	March 31,
	2010	2009
Earnings:
Income (loss) before income taxes	$(2)	$20
Less: capitalized interest	(1)	(2)
Add: fixed charges	72	76
Amortization of capitalized interest	—	—

Adjusted earnings	$69	$94

Fixed charges:
Interest expense	$45	$47
Amortization of debt costs	2	2
Rent expense representative of interest	25	27

Total fixed charges	$72	$76

Ratio of earnings to fixed charges (1)	—	1.24

(1)	Earnings were inadequate to cover fixed charges by $3 million for the three months ended March 31, 2010.